

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 31, 2007

David J. Neithercut, President
Equity Residential
Two North Riverside Plaza
Suite 400
Chicago, IL 60606

> **Re:** **Equity Residential**
> **Registration Statement on Form S-3**
> **Filed May 8, 2007**
> **File No. 333-142723**
>
> **Form 10-K for the fiscal year ended**
> **December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-12252**

Dear Mr. Neithercut:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In addition, we have limited our review of your annual report to only your financial statements and related disclosures. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Exchange Shares, page 4

1. We note that you are registering 500,000 common shares that will be issued to unitholders who decide to exchange their units for such shares. We also note the disclosure that there are units that may be issued in the future pursuant to contractual earn-out provisions in your contribution agreements. Please note that generally it is not appropriate to register shares underlying convertible securities that have not yet been issued. Please revise your registration statement to remove shares underlying the earn-out units or tell us why you believe registration of those shares at this time is appropriate.

Item 17. Undertakings, page II-2

2. Please revise to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 47

3. In accordance with Item 10(e) of Regulation S-K, please expand your disclosure to explain how management uses FFO. In addition, please clarify your basis for presenting FFO available to common shares and OP units. To the extent that you choose to present an FFO measure applicable to common shares and partnership units, revise your description of the measure and disclose why it is useful to investors.

Certifications, Exhibits 31.1 and 31.2

4. Considering that the certifications must be signed in a personal capacity, please revise the certifications to exclude the title of the certifying individual from the opening sentence.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow at (202) 551-3428 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Karen Garnett
Assistant Director

cc: Hal M. Brown
        Fax No. (312) 236-7516